
                                                  SELECTED FINANCIAL INFORMATION

 Years ended June 30                             2000         1999         1998         1997         1996
 --------------------------------------------------------------------------------------------------------
 (in thousands, except per share amounts)
 Net sales                                  $ 231,880    $ 216,101    $ 223,254    $ 224,733    $ 194,638
 Cost of sales                                210,978      200,622      214,453      213,733      190,173
 --------------------------------------------------------------------------------------------------------
      Gross profit                             20,902       15,479        8,801       11,000        4,465

 Selling, general and
     administrative expenses                   12,109       11,908       11,363        9,169        9,001
 Other operating income  (expense)                 39          136          100          370          159
 --------------------------------------------------------------------------------------------------------
      Income (Loss) from operations             8,832        3,707       (2,462)       2,201       (4,377)

 Other income (Loss), net                         719          350          658          618        1,309
 Interest expense                              (1,469)      (1,959)      (1,887)      (2,604)      (2,556)
 --------------------------------------------------------------------------------------------------------
     Income (Loss) before income taxes          8,082        2,098       (3,691)         215       (5,624)
 Provision (Credit) for income taxes            3,192          828       (1,455)          84       (2,218)
 --------------------------------------------------------------------------------------------------------
 Net income (loss)                          $   4,890    $   1,270    $  (2,236)   $     131    $  (3,406)
 --------------------------------------------------------------------------------------------------------
 Earnings (Loss) per common share           $    0.54    $    0.13    $   (0.23)   $    0.01    $   (0.35)
    Cash dividends per common share
 Weighted average common
    shares outstanding                          9,122        9,609        9,700        9,762        9,765
 --------------------------------------------------------------------------------------------------------
 Balance Sheet Data:
    Working capital                         $  45,089    $  43,053    $  39,825    $  36,580    $  37,113
    Total assets                              155,779      157,370      161,978      165,330      172,785
    Long-term debt, less current
    maturities                                 18,181       21,099       25,536       29,933       40,933
 Stockholders' equity                         102,378      105,445      106,325      108,561      109,222
 ========================================================================================================












                                     17
                           Midwest Grain Products 2000

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

      The following table sets forth items in the Company's consolidated statements of income expressed as percentages of net sales for the years indicated and the percentage change in the dollar amount of such items compared to the prior period:

                                                      Percentage of Net Sales                             Percentage
                                                        Years Ended June 30                           Increase (Decrease)
                                                                                               Fiscal 2000       Fiscal 1999
                                                 2000         1999         1998                  Over 1999        Over 1998
                                                 ----         ----         ----              -------------      --------------
   Net sales                                      100.0%       100.0%        100.0%                 7.3%             (3.2)%
   Cost of sales                                   91.0         92.8          96.1                  5.2              (6.4)
   Gross profit                                     9.0          7.2           3.9                 35.0              75.8
   Selling, general and
   administrative expenses                          5.2          5.4           5.1                  1.7               4.8
   Other operating income (loss)                    0.0           .1            .1                (71.3)             36.0
----------------------------------------------------------------------------------------------------------------------------------
   Income (Loss) from operations                    3.8          1.7          (1.1)               138.3             250.6
   Other income (expense)                           (.3)        (0.7)          (.6)               (53.4)             30.9
----------------------------------------------------------------------------------------------------------------------------------
   Income before income taxes                       3.5          1.0           (1.7)              285.2             156.8
   Provision (Credit) for income taxes              1.4          0.4           (.7)               285.5             156.9
----------------------------------------------------------------------------------------------------------------------------------
   Net income (loss)                                2.1%         0.6%         (1.0)%              285.0%            156.8%
==================================================================================================================================




















                                       18
                      Management's Discussion and Analysis

                       FISCAL 2000 COMPARED TO FISCAL 1999

   The Company's results for fiscal 2000 were up substantially over results for the prior fiscal year. Net income rose to $4,890,000 compared to $1,270,000 in fiscal 1999, due principally to the effects of heightened demand for the Company's vital wheat gluten, specialty and modified wheat proteins and wheat starches. Lower per unit costs for grain also contributed to the improvement. These conditions partially offset the impact of reduced selling prices for the Company's alcohol products resulting from the continuation of excess alcohol supplies throughout the industry.

   The increased demand for wheat gluten was mainly due to the effects of measures to create a more equitable competitive environment in the U.S. market. on June 1, 1998, just one month prior to the start of the Company's 1999 fiscal year, President Clinton imposed a three-year annual quota on imports of foreig wheat gluten. This action was taken after the U.S. International Trade Commission determined that the U.S. wheat gluten industry was being seriously injured by excess imports of artificially priced gluten from the European Union (E.U.).

   While the quota helped reduce some of the severe effects of excessive, artificially-priced gluten shipments from the E.U. in fiscal 2000, expectations of more substantial relief failed to be realized. In the early part of the fiscal year, the U.S. was suddenly and rapidly inundated with gluten imports, due mainly to the E.U.'s entire allocation entering the market within just two weeks after the second year of the quota opened on June 1, 1999. Additionally, the U.S. saw a substantial increase in gluten imports from other parts of the world, particularly Poland. In response, President Clinton decided to allocate imports of foreign wheat gluten on a quarterly rather than an annual basis effective with the start of the third year of the three-year-long quota on June 1, 2000. He additionally added Poland to the list of countries which are subject to the quota after determining that dramatically increased shipments from Poland "have impaired the effectiveness" of the quota.

   In a related matter, a dispute panel of the World Trade Organization (WTO) on July 28, 2000 challenged the safeguards decision under which the wheat glute quota was implemented. The WTO challenge is being appealed by the U.S. Trade Representative in a process that could extend through December, 2000. In the interim, the WTO ruling is not expected to have an impact on the quota.

   Demand for the Company's specialty wheat proteins continued to gain momentum in fiscal 2000, principally due to increased customer interest and the effects of intensified marketing programs. Produced for a variety of food and non-food applications, these value-added products include dough conditioners, meat extenders and replacers, ingredients for hair care and skin care systems, and bio-polymers for producing degradable, plastic-like items.

   Increased sales of wheat starch resulted largely from strengthened demand for the Company's modified and specialty starches. To further serve customers requirements for these unique ingredients, the Company completed the installation of additional production capacity at its Atchison, Kansas, plant in the early part of fiscal 2000.

   To improve alcohol production efficiencies long-term, the Company completed the installation of new distillation equipment at its Atchison plant in the first quarter of fiscal 2001. The project is expected to further enhance the Company's high quality food grade alcohol. In addition, in the final quarter of fiscal 2000, the Company began to experience increased demand for its fuel grade alcohol. This resulted partially from a proposal by the Environmental Protection

Agency (EPA) to phase-out MTBE, a synthetically-derived fuel oxygenate, due to health-related environmental concerns associated with that product.

   Net sales in fiscal 2000 increased nearly $16 million above net sales in fiscal 1999. The increase resulted principally from higher sales of wheat gluten, premium wheat starch and fuel grade alcohol.

   Growth in wheat gluten sales occurred as the result of higher unit sales of wheat gluten and specialty wheat proteins together with a modest improvement in selling prices.

   Increased wheat starch sales resulted from higher unit sales, while selling prices for this product were slightly below selling prices in fiscal 1999. The lower selling prices occurred with a reduction in raw material prices for wheat.

   Fiscal 2000 alcohol sales were just slightly above the level reached the prior year due to an increase in unit sales of fuel grade alcohol. This increase helped to offset a decline in unit sales of food grade alcohol for industrial applications, as well as decreases in selling prices for food grade alcohol for both industrial and beverage uses. The drop in food grade alcohol selling prices was due to lower demand caused mainly by the continuation of excess supplies throughout the industry. The selling price of fuel grade alcohol, meanwhile, was approximately even with the average selling price in fiscal 1999. This was due mainly to a price improvement in the fourth quarter of fiscal 2000 as the Company experienced an upturn in demand. Sales of distillers feed, the principal


                                       19
                          Midwest Grain Products, 2000

by-product of the alcohol production process, dropped below sales of a year ago. This was due to lower unit sales as the selling price was approximately even with prior year's level.

   The cost of sales in fiscal 2000 rose by approximately $10.4 million above the cost of sales for the prior year. This was due to higher energy and manufacturing costs together with costs associated with increased volume sales, largely of gluten and alcohol products. Lower per unit grain prices partially offset the higher costs resulting from increased volumes.

     In connection with the purchase of raw materials, principally corn and wheat, for anticipated operating requirements, the Company enters into commodity contracts to reduce or hedge the risk of future grain price increases. The contracts are accounted for as hedges and, accordingly, gains and losses are deferred and recognized in cost of sales as part of contract costs when contract positions are settled and as related products are sold. For fiscal 2000, raw material costs included a net hedging loss of $1,345,329 on contracts compared to a net hedging loss of $3,472,815 on contracts for fiscal 1999.

     Selling, general and administrative expenses in fiscal 2000 increased by approximately $201,000 above selling, general and administrative expenses in fiscal 1999. The increase was due largely to increased marketing activities, industry-related fees and higher technology costs. A sizeable reduction in bad debts partially offset this increase.

     The consolidated effective income tax rate is consistent for all periods. The general effects of inflation were minimal.

     As the result of the foregoing factors, the Company experienced net income of $4,890,000 in fiscal 2000 compared to net income of $1,270,000 in fiscal 1999.

FISCAL 1999 COMPARED TO FISCAL 1998

     The Company's net income of $1,270,000 in Fiscal 1999 represented a significant improvement over the net loss of $2,236,000 that was experienced in Fiscal 1998. This improvement resulted primarily from lower raw material costs for wheat, corn and milo and increased productivity in the Company's wheat gluten processing operations. Reduced grain prices were due to high grain carryovers from abundant harvests during the spring, summer and early fall of 1998. Gluten production levels were raised partially in response to heightened market interest, but mainly in preparation to effectively satisfy future customer requirements resulting from an expected reduction in imports of subsidized and artificially priced wheat gluten from the European Union (E.U.).

     A more sizeable earnings improvement was prevented by decreased selling prices for both food grade and fuel grade alcohol, and the adverse effects of the E.U.'s breach of quota restrictions on imported gluten.

     Under the quota, imports of E.U. wheat gluten were limited to 54 million pounds for the quota year ending May 31, 1999. However, Department of Commerce data showed that from June 1 through November 30, 1998, the E.U. exported approximately 24% more gluten to the U.S. than allowed for the full quota year ending May 31, 1999. The effects of the violations delayed the relief that the U.S. wheat gluten industry expected during the first year of the three-year quota.

     In response to the E.U.'s breach of the first-year quota, President Clinton signed a proclamation on May 29, 1999 that reduced the E.U.'s second-year quota to 45 million pounds. That amount represented approximately 12 million pounds less than was originally allocated to the second year. More significantly, based on Customs records, it was nearly 23 million pounds less than the actual amount of gluten the E.U. delivered into the U.S. market during the initial 12-month quota period.

     Although a level playing Weld failed to be established in Fiscal 1999, the Company experienced some strengthening in demand for its wheat gluten, and continued to realize gradual but steady growth in sales of its specialty wheat proteins.

     Net sales in Fiscal 1999 decreased by approximately $7.2 million compared to net sales in Fiscal 1998. The decrease was principally due

                                       20
                      Management's Discussion and Analysis

to lower selling prices for the Company's alcohol products and was partially offset by higher unit sales of fuel grade alcohol and wheat gluten products, including specialty wheat proteins. Sales of wheat starch were down slightly compared to starch sales in Fiscal 1998.

     The increase in unit sales of the Company's fuel grade alcohol occurred as the Company shifted more of its alcohol production to this area due to decreased demand for food grade alcohol for beverage and industrial applications. However, the impact of the increased unit sales was softened by lower selling prices for fuel alcohol due to a surplus of that product. The decline in demand for food grade alcohol was caused mainly by the continuation of excess supplies throughout the industry. Sales of distillers feed, the principal by-product of the alcohol production process, were down compared to the prior year due to a decline in the selling price. Unit sales of this product were approximately even with the amount sold the prior year.

     The increase in wheat gluten sales occurred as the Company raised production levels in preparation for satisfying market requirements resulting from the expected realization of a fair competitive environment. Higher sales of specialty, value-added wheat gluten products also contributed to the increase in total gluten sales.

     Sales of wheat starch were affected by a decline in unit sales in the First
two  quarters  of  Fiscal  1999.   Selling  prices  for  this  product  remained
essentially unchanged compared to selling prices in Fiscal 1998.

     The cost of sales in Fiscal 1999 decreased by approximately $13.8 million compared to cost of sales in Fiscal 1998. This occurred principally as the result of lower raw material costs for grain combined with reduced energy costs, lower maintenance and repair costs and decreased insurance costs.

     In connection with the purchase of raw materials, principally corn and wheat, for anticipated operating requirements, the Company enters into commodity contracts to reduce or hedge the risk of future grain price increases. The contracts are accounted for as hedges and, accordingly, gains and losses are deferred and recognized in cost of sales as part of contract costs when contract positions are settled and as related products are sold. For Fiscal 1999, raw material costs included a net loss of $3,470,000 on contracts settled during the year compared to a net gain of $243,000 for Fiscal 1998.

     Selling, general and administrative expenses in Fiscal 1999 increased by approximately $545,000 above selling, general and administrative expenses in Fiscal 1998. The increase resulted mainly from higher costs related to product research and marketing promotional activities to strengthen the Company's development and sales of value-added specialty products made from wheat, along with increased bad debt expense relating to one customer. These increases were partially offset by reductions in costs associated with industry-related fees, commissions and professional services and the Company's employee benefit plans.

     The consolidated effective income tax rate is consistent for all periods. The general effects of inflation were minimal.

     As the result of the foregoing factors, the Company experienced net income of $1,270,000 in Fiscal 1999 compared to a net loss of $2,236,000 in Fiscal 1998.












                                       21
                          Midwest Grain Products, 2000

QUARTERLY FINANCIAL INFORMATION

     Generally, the Company's sales have not been seasonal except for variations affecting fuel grade alcohol, beverage alcohol and gluten sales. In recent years, demand for fuel grade alcohol has tended to increase during the fall and winter to satisfy clean air standards during those periods. Beverage alcohol sales tend to peak in the fall as distributors order stocks for the holiday season, while gluten sales tend to increase during the second half of the Fiscal year as demand increases for hot dog buns and similar bakery products. The Company may experience more significant fluctuations in quarterly sales during the next year due to the annual quota on imports of foreign wheat gluten. The table below shows quarterly information for each of the years ended June 30, 2000 and 1999.

      Quarter Ending                              Sept. 30          Dec. 31          March 31          June 30             Total
  ------------------------------------------------------------------------------------------------------------------------------
     (in thousands, except per share amounts)
     FISCAL 2000
     Sales                                          $54,975          $59,962            57,656          $59,287          $231,880
     Gross profit                                     4,225            5,955             6,046            4,676            20,902
     Net income (loss)                                  751            1,563             1,607              969             4,890
     Earnings (Loss) per share                          .08              .17               .18              .11               .54

     FISCAL 1999
     Sales                                          $51,938          $53,917           $56,958          $53,288          $216,101
     Gross profit                                     4,429            6,074             3,315            1,661            15,479
     Net income (loss)                                  666            1,430               232          (1,058)             1,270
     Earnings (Loss) per share                         0.07             0.15              0.02           (0.11)              0.13





















                                       22
                      Management's Discussion and Analysis

MARKET RISK

  The Company produces its products from wheat, corn and milo and, as such, is sensitive to changes in commodity prices. Grain futures and/or options are used as a hedge to protect against fluctuations in the market. For inventory, the table below presents the carrying amount and fair value at June 30, 2000. At June 30, 2000, there were no open grain futures or options.

      As of June 30, 2000       Carrying Amount                   Fair Value
  -----------------------------------------------------------------------------
     (in thousands)
     INVENTORIES
     Corn                               $  965                        $  986
     Milo                                  659                           714
     Wheat                               1,649                         1,652
  ============================================================================

      The Company also contractually sells a portion of its fuel grade alcohol at prices that fluctuate with gasoline futures. Gasoline futures are used as a hedge to protect against these fluctuations. The table below presents information about open futures contracts as of June 30, 2000.

                                        Expected Maturity         Fair Value
  -----------------------------------------------------------------------------
      Futures Contracts (short)
      Contract Volumes (gallons)            2.77 million
      Weighted Average Price                        $.93
      Contract Amount                      $2.58 million       $2.62 million
  =============================================================================

























                                       23
                          Midwest Grain Products, 2000

LIQUIDITY AND CAPITAL RESOURCES

      The following table is presented as a measure of the Company's liquidity and financial condition:

   June 30,                                           2000             1999
  -----------------------------------------------------------------------------
   (in thousands)
   Cash and cash equivalents                     $   7,728        $   4,054
   Working capital                                  45,089           43,053
   Amounts available under lines of credit          23,000           33,000
   Notes payable and long-term debt                 20,454           23,532
   Stockholders' equity                            102,378          105,445
  =============================================================================

   During Fiscal 2000, the Company generated a $22.4 million positive cash flow from operations, which was used to reduce its debt, pay for capital additions and acquire treasury stock. In addition to higher profitability, the Company reduced the levels of inventory, particularly in gluten and unprocessed grain.

   Short-term liquidity was also impacted by open market purchases of 942,675 shares of the Company's common stock. These purchases were made to fund the Company's stock option plans and for other corporate purposes. As of June 30, 2000, the Board has authorized the purchase of an additional 818,225 shares of the Company's common stock.

   At June 30, 2000, the Company had $7.5 million committed to improvements and replacements of existing equipment. Additionally, in the August, 2000 Board meeting, Directors approved a plan to expand the Company's Wheatex production capacity with the construction of new facilities at a cost of $6.05 million.

   The Company continues to maintain a strong working capital position and a low debt-to-equity ratio, while generating strong earnings before interest, taxes, and depreciation. Management believes this strong Financial position and available lines of credit will allow the Company to effectively supply the increased customer needs for vital wheat gluten as market demand increases due to the effects of the quotas on imports of foreign wheat gluten, as well as its other products.

FORWARD-LOOKING INFORMATION

   This report contains forward-looking statements as well as historical information. Forward-looking statements are identified by or are associated with such words as "intend," "believe," "estimate," "expect," "anticipate," "hopeful" and similar expressions. They reflect management's current beliefs and estimates of future economic circumstances, industry conditions, Company performance and financial results and are not guarantees of future performance. The forward-looking statements are based on many assumptions and factors including those relating to grain prices, energy costs, product pricing, competitive environment and related market conditions, operating efficiencies, access to capital and actions of governments. Any changes in the assumptions or factors could produce materially different results than those predicted and could impact stock values.

                                       24
                      Management's Discussion and Analysis

                         INDEPENDENT ACCOUNTANTS' REPORT

Board of Directors and Stockholders
Midwest Grain Products, Inc.
Atchison, Kansas

   We have audited the accompanying consolidated balance sheets of MIDWEST GRAIN PRODUCTS,INC. as of June 30, 2000, and 1999, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

   We believe that our audits provide a reasonable basis for our opinion. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MIDWEST GRAIN PRODUCTS, INC. as of June 30, 2000, and 1999, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2000, in conformity with generally accepted accounting principles.





s/Baird, Kurtz & Dobson
BAIRD, KURTZ & DOBSON

Kansas City, Missouri
August 1, 2000

















                                       25
                          Midwest Grain Products, 2000

                                              CONSOLIDATED STATEMENTS OF INCOME

   Years ended June 30                                                              2000              1999             1998
   ---------------------------------------------------------------------------------------------------------------------------
   (in thousands, except per share amounts)
   Net sales                                                                 $   231,880       $   216,101      $   223,254
   Cost of sales                                                                 210,978           200,622          214,453
   ---------------------------------------------------------------------------------------------------------------------------
   Gross profit                                                                   20,902            15,479            8,801
   Selling, general & administrative expenses                                     12,109            11,908           11,363
   ---------------------------------------------------------------------------------------------------------------------------
                                                                                   8,793             3,571           (2,562)
   Other operating income                                                             39               136              100
   ---------------------------------------------------------------------------------------------------------------------------
   Income (Loss) from operations                                                   8,832             3,707           (2,462)
   Other income, net                                                                 719               350              658
   Interest expense                                                               (1,469)           (1,959)          (1,887)
   ---------------------------------------------------------------------------------------------------------------------------
   Income (Loss) before income taxes                                               8,082             2,098           (3,691)
   Provision (Credit) for income taxes                                             3,192               828           (1,455)
   ---------------------------------------------------------------------------------------------------------------------------
   Net income (loss)                                                               4,890       $     1,270      $    (2,236)
   ===========================================================================================================================
   Earnings (Loss) per common share                                          $      0.54       $      0.13      $      (0.23)
   ===========================================================================================================================


   See Notes to Consolidated Financial Statements






















                                       26
                   Notes to Consolidated Financial Statements

                                                    CONSOLIDATED BALANCE SHEETS
   Years ended June 30                                                                                    2000              1999
--------------------------------------------------------------------------------------------------------------------------------
   (in thousands)
   ASSETS
   Current Assets
         Cash and cash equivalents                                                                     $ 7,728           $ 4,054
         Receivables (less allowance for doubtful accounts;
              2000--$252 and 1999--$285)                                                                30,272            26,656
        Inventories                                                                                     19,246            24,450
        Prepaid expenses                                                                                 1,617             1,174
           Deferred income taxes                                                                         4,058             3,034
  ------------------------------------------------------------------------------------------------------------------------------
   Total Current Assets                                                                                 62,921            59,368
  ------------------------------------------------------------------------------------------------------------------------------
   Property & equipment, at cost                                                                       232,508           224,381
            Less accumulated depreciation                                                              139,737           126,465
  ------------------------------------------------------------------------------------------------------------------------------
   Property & equipment, net                                                                            92,771            97,916
  ------------------------------------------------------------------------------------------------------------------------------
   Other assets                                                                                             87                86
  ------------------------------------------------------------------------------------------------------------------------------
   Total Assets                                                                                       $155,779          $157,370
  ==============================================================================================================================
   LIABILITIES AND STOCKHOLDERS' EQUITY
   Current Liabilities
        Current maturities of long-term debt                                                           $ 2,273          $  2,433
        Accounts payable                                                                                10,563             9,129
        Accrued expenses                                                                                 4,044             4,296
        Income taxes payable                                                                               952               457
  ------------------------------------------------------------------------------------------------------------------------------
   Total Current Liabilities                                                                            17,832            16,315
  ------------------------------------------------------------------------------------------------------------------------------
   Long-term debt                                                                                       18,181            21,099
  ------------------------------------------------------------------------------------------------------------------------------
   Post-retirement benefits                                                                              6,170             6,312
  ------------------------------------------------------------------------------------------------------------------------------
   Deferred income taxes                                                                                11,218             8,199
  ------------------------------------------------------------------------------------------------------------------------------
   Stockholders' equity
        Capital stock
              Preferred, 5% non-cumulative, $10 par value; authorized
              1,000 shares; issued and outstanding 437 shares                                                4                 4
              Common, no par; authorized 20,000,000 shares; issued 9,765,172 shares                      6,715             6,715
        Additional paid-in capital                                                                       2,485             2,485
        Retained earnings                                                                              104,073            99,183
  ------------------------------------------------------------------------------------------------------------------------------
                                                                                                       113,277           108,387
   Treasury stock, at cost
        Common; 2000C1,181,775 shares, 1999C239,100 shares                                             (10,899)           (2,942)
  ------------------------------------------------------------------------------------------------------------------------------
   Total stockholders' equity                                                                          102,378           105,445
  ------------------------------------------------------------------------------------------------------------------------------
   Total liabilities and stockholders' equity                                                         $155,779          $157,370
  ===============================================================================================================================

   See Notes to Consolidated Financial Statements
                                       27
                          Midwest Grain Products, 2000

                                          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                      Additional
                                       Preferred        Common         Paid-In         Retained       Treasury
      Years ended June 30                  Stock         Stock         Capital         Earnings        Stock                Total
  -------------------------------------------------------------------------------------------------------------------------------
     (in thousands)
     Balance, June 30, 1997                   $4        $6,715          $2,485         $100,149       $  (792)           $108,561
          1998 net loss                                                                  (2,236)                           (2,236)
  --------------------------------------------------------------------------------------------------------------------------------
     Balance, June 30, 1998                    4         6,715           2,485           97,913          (792)            106,325
          Purchase of treasury stock                                                                   (2,150)             (2,150)
          1999 net income                                                                 1,270                             1,270
  --------------------------------------------------------------------------------------------------------------------------------
     Balance, June 30, 1999                    4         6,715           2,485           99,183        (2,942)            105,445
  --------------------------------------------------------------------------------------------------------------------------------
          Purchase of treasury stock                                                                    (7,957)            (7,957)
          2000 net income                                                                 4,890                             4,890
  --------------------------------------------------------------------------------------------------------------------------------
      Balance, June 30, 2000                  $4        $6,715          $2,485         $104,073       $(10,899)          $102,378
  ================================================================================================================================

      See Notes to Consolidated Financial Statements


























                                       28
                   Notes to Consolidated Financial Statements


                                            CONSOLIDATED STATEMENTS OF CASH FLOW

     Years ended June 30                                                                 2000             1999              1998
  ------------------------------------------------------------------------------------------------------------------------------
     (in thousands)
     Cash Flows From Operating Activities
          Net income (loss)                                                            $ 4,890          $ 1,270          $(2,236)
          Items not requiring (providing) cash:
               Depreciation                                                             13,515           13,604           13,892
               Gain on sale of assets                                                                       (19)              (2)
               Deferred income taxes                                                     1,995               38             (172)
               Gain on retirement of long-term debt                                       (603)
         Changes in:
              Accounts receivable                                                      (3,616)            (287)              (93)
              Inventories                                                                5,204          (4,020)           (5,430)
              Accounts payable                                                           1,334               38              847
              Income taxes (receivable) payable                                            495            1,791           (1,107)
             Other                                                                        (838)             298             (183)
   ------------------------------------------------------------------------------------------------------------------------------
          Net cash provided by operating activities                                     22,376           12,713            5,516
   ------------------------------------------------------------------------------------------------------------------------------
     Cash Flows From Investing Activities
          Additions to property & equipment                                             (8,127)          (6,054)          (4,765)
           Proceeds from sale of equipment                                                  12               31                4
   ------------------------------------------------------------------------------------------------------------------------------
           Net cash used in investing activities                                        (8,115)          (6,023)          (4,761)
   ------------------------------------------------------------------------------------------------------------------------------
      Cash Flows From Financing Activities
           Purchase of treasury stock                                                   (8,112)          (1,995)
           Principle payments on long-term debt                                         (2,475)          (5,364)          (2,037)
     ------------------------------------------------------------------------------------------------------------------------------
           Net cash used in financing activities                                       (10,587)          (7,359)          (2,037)
     ------------------------------------------------------------------------------------------------------------------------------
      Increase (Decrease) in Cash & Cash Equivalents                                     3,674             (669)          (1,282)
      Cash & Cash Equivalents, Beginning of Year                                         4,054            4,723            6,005
    -------------------------------------------------------------------------------------------------------------------------------
      Cash & Cash Equivalents, End of Year                                             $ 7,728          $ 4,054          $ 4,723
    ===============================================================================================================================

      See Notes to Consolidated Financial Statements











                                       29
                          Midwest Grain Products, 2000

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      NOTE 1: NATURE OF OPERATIONS AND SUMMARY SIGNIFICANT ACCOUNTING POLICIES

     Nature of Operations. The activities of Midwest Grain Products, Inc., and its subsidiaries consist of the processing of wheat, corn and milo into a variety of products through an integrated production process. The process produces wheat gluten products, which include vital wheat gluten and specialty wheat proteins; premium wheat starch; alcohol products; and flour mill products. The Company sells its products on normal credit terms to customers in a variety of industries located primarily throughout the United States. Through its wholly-owned subsidiaries, the Company operates in Atchison, Kansas and Pekin, Illinois, (Midwest Grain Products of Illinois, Inc.). Additionally, Midwest Grain Pipeline, Inc., another wholly-owned subsidiary, supplies natural gas to the Company's Atchison plant.

      Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Principles of Consolidation. The consolidated financial statements include the accounts of Midwest Grain Products, Inc. and all subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

     Inventories. Inventories are stated at the lower of cost or market on the first-in, first-out (FIFO) method. In connection with the purchase of raw materials, principally corn and wheat, for anticipated operating requirements, Midwest Grain Products, Inc. enters into commodity contracts to reduce the risk of future grain price increases. These contracts, including those terminated early, are accounted for as hedges and, accordingly, gains and losses are deferred and recognized in cost of sales as part of product cost when contract positions are settled and as related products are sold. If grain requirements fall below anticipated needs and open contract levels, then gains and losses are recognized immediately for the excess open contract levels. Additionally, the Company enters into futures contracts for the sale of fuel grade alcohol to protect its selling price to the customer. At June 30, 2000, the Company had entered into contracts hedging future gasoline prices through the first quarter of fiscal 2001.

     Property and Equipment. Depreciation is computed using both straight-line and accelerated methods over the following estimated useful lives:

      Buildings and improvements                                20-30 years
      Transportation equipment                                    5-6 years
      Machinery and equipment                                   10-12 years

       Earnings Per Common Share. Earnings per common share data is based upon the weighted average number of common shares totaling 9,121,717 for 2000, 9,608,769 for 1999 and 9,700,172 for 1998. The effect of employee stock options, which were the only potentially dilutive securities held by the Company, was anti-dilutive each of the three years.

     Cash Equivalents. The Company considers all liquid investments with maturities of three months or less to be cash equivalents.

      Income Taxes. Deferred tax liabilities and assets are recognized for the tax effect of the differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

      NOTE 2: INVENTORIES

     Inventories consist of the following:
     June 30,                                        2000              1999
     --------------------------------------------------------------------------
     (in thousands)
     Alcohol                                      $ 5,317           $ 5,164
     Unprocessed grain                              4,971             6,914
     Operating supplies                             4,348             4,305
     Gluten                                         2,492             6,710
      By-products and other                         2,118             1,357
     --------------------------------------------------------------------------
                                                  $19,246           $24,450
     ==========================================================================
                                       30
                          Midwest Grain Products, 2000
   NOTE 3: PROPERTY AND EQUIPMENT

   Property and equipment consists of the following:

   June 30,                                            2000            1999
   -------------------------------------------------------------------------
   (in thousands)
   Land, buildings and improvements             $    19,516      $    17,794
   Transportation equipment                           1,138            1,152
   Machinery and equipment                          205,152          198,957
   Construction in progress                           6,702            6,478
   -------------------------------------------------------------------------
                                                    232,508          224,381
   Less accumulated depreciation                    139,737          126,465
   -------------------------------------------------------------------------
                                                $    92,771      $    97,916
   =========================================================================

   NOTE 4: ACCRUED EXPENSES

   Accrued expenses consist of the following:
   June 30,                                            2000             1999
   --------------------------------------------------------------------------
   (in thousands)                               $       540      $       540
   Employee benefit plans (Note 10)                   1,661            1,466
   Salaries and wages                                   635              870
   Property taxes                                       480              541
   Insurance                                            138              222
   Interest                                             569              642
   Other expenses                                        21               15
   ---------------------------------------------------------------------------
                                                $     4,044      $     4,296
   ===========================================================================

   NOTE 5: LONG-TERM DEBT

   Long-term debt consists of the following:
   June 30,                                            2000             1999
   ---------------------------------------------------------------------------
   (in thousands)
   Senior notes payable                         $    20,454      $    22,727
   Other                                                                 805
   ---------------------------------------------------------------------------
                                                     20,454           23,532
   Less current maturities                            2,273            2,433
   ---------------------------------------------------------------------------
   Long-term portion                            $    18,181      $    21,099
   ===========================================================================

     The unsecured senior notes are payable in annual installments of $2,273,000 from 2000 through 2008 with the final principal payment of $2,270,000 due in 2009. Interest is payable semiannually at 6.68% per annum for the fifteen-year term of the notes.

   At June 30, 2000, the Company had a $20 million unsecured revolving line of credit expiring on November 1, 2001, with interest at 1% below prime on which there were no borrowings at June 30, 2000 and 1999. The Company had two additional lines of credit totaling $3.0 million expiring on dates through April 27, 2001, with interest rates varying from prime to 1% below prime on which there were no borrowings at June 30, 2000 and 1999.

     In connection with the above borrowings, the Company, among other covenants, is required to maintain certain financial ratios, including a current ratio of 1.5 to 1, minimum consolidated tangible net worth of $84 million and debt service coverage ratio of 1.5 to 1. The fair value of the senior notes payable debt, based upon the current borrowing rates at June 30, 2000, was approximately $19,000,000.

     Aggregate annual maturities of long-term debt at June 30, 2000 are as follows:

      (in thousands)
      2001                $  2,273
      2002                   2,273
      2003                   2,273
      2004                   2,273
      2005                   2,273
      Thereafter             9,089
      ----------------------------
                          $ 20,454
      ============================










                                       31
                          Midwest Grain Products, 2000

   NOTE 6: INCOME TAXES

   The provisions (credit) for income taxes is comprised of the following:

      Years ended June 30,               2000          1999           1998
  --------------------------------------------------------------------------
   (in thousands)
   Income taxes currently
      payable (receivable)              $1,197         $790         $(1,627)
      Income taxes deferred              1,995           38             172
  --------------------------------------------------------------------------
                                        $3,192         $828         $(1,455)
  ===========================================================================

      The tax effects of temporary differences related to deferred taxes shown on the consolidated balance sheets are as follows:

   June 30,                                          2000              1999
  --------------------------------------------------------------------------
   (in thousands)
   Deferred tax assets:
        Accrued employee benefits                 $   155           $   141
        Post-retirement liability                   2,406             2,462
        Insurance accruals                            478               551
        Federal operating loss carryforwards                            657
        State operating loss carryforwards            772             1,001
        Alternative minimum tax                     2,259             2,294
           Other                                    1,563               753
    -----------------------------------------------------------------------
                                                    7,633             7,859
    -----------------------------------------------------------------------

   Deferred tax liabilities:
        Accumulated depreciation                 $(14,533)          (12,737)
        Deferred gain on involuntary conversion      (260)             (287)
   -------------------------------------------------------------------------
                                                  (14,793)         $(13,024)
   -------------------------------------------------------------------------
   Net deferred tax liability                    $ (7,160)         $ (5,165)
   =========================================================================

     The above net deferred tax liability is presented on the consolidated balance sheets as follows:

   June 30,                                          2000              1999
  ---------------------------------------------------------------------------
   (in thousands)
   Deferred tax asset-current                    $  4,058           $ 3,034
   Deferred tax liability-long-term               (11,218)           (8,199)
  ---------------------------------------------------------------------------
   Net deferred tax liability                    $ (7,160)          $(5,165)
  ===========================================================================

   No valuation allowance has been recorded at June 30, 2000, or 1999.

      A reconciliation of the provision for income taxes at the normal statutory federal rate to the provision (credit) included in the accompanying consolidated statements of operations is shown below:

   Years ended June 30,                      2000         1999         1998
  --------------------------------------------------------------------------
   (in thousands)
   "Expected" provision (credit) at
        federal statutory rate (34%)       $2,748          $714      $(1,255)
   Increases (Decreases) resulting from:
        Effect of state income taxes          176            78         (195)
        Other                                 268            36           (5)
 -----------------------------------------------------------------------------
   Provision (Credit) for income taxes     $3,192          $828       $(1,455)
 =============================================================================

   NOTE 7: CAPITAL STOCK

   The Common Stock is entitled to elect four out of the nine members of the Board of Directors, while the Preferred Stock is entitled to elect the remaining five directors. Holders of Common Stock are not entitled to vote with respect to a merger, dissolution, lease, exchange or sale of substantially all of the Company's assets, or on an amendment to the Articles of Incorporation, unless such action would increase or decrease the authorized shares or par value of the Common or Preferred Stock, or change the powers, preferences or special rights of the Common or Preferred Stock so as to affect the holders of Common Stock adversely.

                                      32
                          Midwest Grain Products, 2000

   NOTE 8: OTHER OPERATING INCOME (EXPENSE)

   Other operating income (expense) consists of the following:

    Years ended June 30,           2000                 1999           1998
  ---------------------------------------------------------------------------
   (in thousands)
   Truck operations                $(53)                $108         $ 95
   Warehousing and
       storage operations           (35)                (10)           (6)
   Miscellaneous                    127                  38            11
  ----------------------------------------------------------------------------
                                   $ 39                $136          $100
  ============================================================================

   NOTE 9: ENERGY COMMITMENT
   During fiscal 1995, the Company negotiated a 15-year agreement to purchase steam heat and electricity from a utility for its Illinois operations. Steam heat is being purchased for a minimum monthly charge of $114,000, with a declining fixed charge for purchases in excess of the minimum usage. Electricity purchases will occur at fixed rates through May 31, 2002. In connection with the agreement, the Company leased land to the utility company for 15 years so it could construct a co-generation plant at the Company's Illinois facility. The Company has also agreed to reimburse the utility for the net book value of the plant if the lease is not renewed for an additional 19 years. The estimated net book value of the plant would be $10.6 million at that date.

   NOTE 10: EMPLOYEE BENEFIT PLANS

     Pension Plan. Prior to June 30, 1998, the Company had a non-contributory defined benefit pension plan covering union employees. The plan provided benefits based on the participants' years of service.

     During 1998, the Company terminated the plan and transferred the assets into a newly formed 401(k) profit sharing plan. The pension cost for 1998, including the cost of termination, amounted to $694,000.

     Employee Stock Ownership Plans. The Company and its subsidiaries have employee stock ownership plans covering all eligible employees after certain requirements are met. Contributions to the plans totaled $880,000, $947,000 and $785,000 for the years ended June 30, 2000, 1999 and 1998, respectively. Contributions are made in the form of cash and/or additional shares of common stock.

     401(k) Profit Sharing Plans. During 1998, the Company and its subsidiaries formed 401(k) profit sharing plans covering all employees after certain eligibility requirements are met. Contributions to the plans totaled $392,000, 215,000 and $215,000 for the years ended June 30, 2000, 1999 and 1998, respectively.

     Post-Retirement  Benefit  Plan.  The Company and its  subsidiaries  provide
certain   post-retirement  health  care  and  life  insurance  benefits  to  all employees. The liability for such benefits is unfunded.

   The status of the Company's plans at June 30, 2000 and 1999 was as follows:

   June 30,                                             2000             1999
  ----------------------------------------------------------------------------
   (in thousands)
   Accumulated post-retirement
     benefit obligations:
        Retirees                                      $3,390           $3,720
        Active plan participants                       2,872            2,473
  ----------------------------------------------------------------------------
   Unfunded accumulated obligation                     6,262            6,193
   Unrecognized actuarial gain (loss)                    (92)             119
  ----------------------------------------------------------------------------
   Accrued post-retirement benefit cost               $6,170           $6,312
  ============================================================================

                                       33
                          Midwest Grain Products, 2000

   Net post-retirement benefit cost included the following components:

   June 30,                          2000             1999              1998
-------------------------------------------------------------------------------
   (in thousands)
   Service cost                      $138             $110              $101
   Interest cost                      355              323               346
   (Gain) Loss amortization                            (27)              (34)
-------------------------------------------------------------------------------
                                     $493             $406              $413
===============================================================================

   The weighted average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is assumed to be 9.00% (compared to 9.25% assumed for 1999) reducing to 7.50% over seven years and 6.0% over 13 years. A one-percentage-point increase in the assumed health care cost trend rate would have increased the accumulated benefit obligation by $370,000 at June 30, 2000, and the service and interest cost by $50,000 for the year then ended.

   A weighted average discount rate of 8.25% was used in determining the accumulated benefit obligation.

     Stock Options. The Company has three stock option plans, the Stock Incentive Plan of 1996 ("The 1996 Plan"), the Stock Option Plan for Outside Directors ("The Directors Plan"), and the 1998 Stock Incentive Plan for Salaried Employees ("The Salaried Plan"). These Plans permit the issuance of stock awards, stock options and stock appreciation rights to salaried employees and outside directors of the Company. The Company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost been determined consistent with FASB Statement No. 123, the Company's 2000, 1999 and 1998 net income and earnings per share would have been reduced to the following pro forma amounts:

                                     2000               1999              1998
   ---------------------------------------------------------------------------
   Net Income (loss):
      As Reported                  $4,890            $1,270           $(2,236)
      Pro Forma                    $4,206            $  697           $(2,575)
   Basis Earnings Per Share:
      As Reported                  $  .54            $  .13           $  (.23)
      Pro Forma                    $  .46            $  .07           $  (.26)
   Diluted EPS:
      As Reported                  $  .54            $  .13           $  (.23)
      Pro Forma                    $  .46            $  .07           $  (.26)

   Under the 1996 Plan, the Company may grant incentives for up to 600,000 shares of the Company's common stock to key employees. The term of each award is determined by the committee of the Board of Directors charged with administering the 1996 Plan. Under the terms of the 1996 Plan, options granted may be either nonqualified or incentive stock options and the exercise price may not be less than the fair value on the date of the grant. Through June 30, 2000, the Company has granted incentive stock options to purchase 438,500 shares. The options become exercisable in yearly increments through January 2004. They have ten-year terms and have exercise prices equal to fair market value on the date of grant.

   Under the Directors Plan, each non-employee or "outside" director of the Company receives on the day after each annual meeting of stockholders an option to purchase 1,000 shares of the Company's common stock at a price equal to the fair market value of the Company's common stock on such date. Options become exercisable on the 184th day following the date of grant and expire not later than ten years after the date of grant. Subject to certain adjustments, a total of 90,000 shares are reserved for annual grants under the Plan. Through June 30, 2000, the Company had granted options to purchase 27,000 shares, all of which were exercisable as of June 30, 2000.

   Under the Salaried Plan, the Company may grant stock incentives for up to 300,000 shares of the Company's common stock to full-time salaried employees. The Salaried Plan provides that the amount, recipients, timing and terms of each award be determined by the Committee of the Board of Directors charged with administering the Salaried Plan. Under the terms of the Salaried Plan, options granted may be either nonqualified or incentive stock options and the exercise price may not be less than the fair value on the date of the grant. Through June 30, 2000, the Company has granted incentive stock options on 263,860 shares. The options become exercisable in yearly increments through January 2004. They have ten-year terms and have exercise prices equal to fair market value on the date of grant.

                                       34
                          Midwest Grain Products, Inc.

   A summary of the status of the Company's three stock option plans at June 30, 2000, 1999 and 1998 and changes during the years then ended is presented below:

                                                             2000                       1999                        1998
    --------------------------------------------------------------------------------------------------------------------
                                                         Weighted                   Weighted                    Weighted
                                                          Average                    Average                     Average
                                                         Exercise                   Exercise                    Exercise
                                           Shares          Price        Shares         Price         Shares        Price
    --------------------------------------------------------------------------------------------------------------------
     Outstanding,
      Beginning of Year                   544,860          $13.74      441,360        $14.04        183,500       $14.68
     Granted                              184,500            8.03      103,500         12.43        257,860        13.60
      Exercised
    --------------------------------------------------------------------------------------------------------------------
     Outstanding,
     End of Year                          729,360          $12.30      544,860        $13.74        441,360       $14.04
    ====================================================================================================================

      These are comprised as follows:

                                                                                 Remaining            Shares
                                                                               Contractual       Exercisable
                                                                 Exercise             Life       at June 30,
                                                 Shares             Price          (Years)              2000
    --------------------------------------------------------------------------------------------------------
     1996                                         90,000           $14.00             5.5            90,000
     Plan                                         86,500           $15.25             6.5            64,875
                                                  79,500           $13.75             7.5            39,750
                                                  96,500           $12.50             8.5            24,125
                                                  86,000           $ 8.00             9.5
     Directors'                                    7,000           $16.25            6.25             7,000
     Plan                                          7,000           $14.25            7.25             7,000
                                                   7,000           $11.75            8.25             7,000
                                                   6,000           $ 9.00            9.25             6,000
     Salaried Plan                               171,360           $13.50            7.67            68,544
                                                  92,500           $ 8.00             9.5
    --------------------------------------------------------------------------------------------------------
                                                 729,360                                            314,294
    ========================================================================================================

     The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used for the year ended June 30, 2000: Risk free interest rate of 6.27%; expected dividend yield of 0%; expected volatility of 44%, expected life of ten years.

     NOTE 11: OPERATING LEASES

     The Company has several noncancelable operating leases for railcars and other equipment, which expire from April 2001 through November 2004. The leases generally require the Company to pay all service costs associated with the railcars. Rental payments include minimum rentals plus contingent amounts based on mileage.

     Future minimum lease payments at June 30, 2000 are as follows:

      (in thousands)
      2001                                                         $  2,144
      2002                                                            1,152
      2003                                                              645
      2004                                                              151
      2004                                                                2
      ---------------------------------------------------------------------
      Future minimum lease payments                                $  4,094
      =====================================================================

     Rental expense for all operating leases with terms longer than one month totaled $2,458,096, $2,305,235 and $1,488,554 for the years ended June 30, 2000,
1999 and 1998, respectively.

     NOTE 12: SIGNIFICANT ESTIMATES AND CONCENTRATIONS

     Generally accepted accounting principles require disclosure of certain significant estimates and current vulnerabilities due to certain significant concentrations. Those matters include the following:

      A majority of the Company's labor force is covered by collective bargaining agreements which expire August 31, 2002 at the Atchison plant and on November 1, 2000 at the Pekin plant.

      Under its self-insurance plan, the Company accrues the estimated expense of health care and workers' compensation claims costs based on claims filed subsequent to year-end and an additional amount for incurred but not yet reported claims based on prior experience. An accrual for such costs of $138,000 is included in the accompanying 2000 financial statements. Claims payments based on actual claims ultimately filed could differ materially from these estimates.

       During the years ended June 30, 2000, 1999 and 1998, the Company had sales to one customer accounting for approximately 13.3%, 12.0% and 10.5%, respectively, of consolidated sales.







                                       35
                          Midwest Grain Products, 2000

     NOTE 13: OPERATING INFORMATION

     The Company is comprised of one segment: The processing and marketing of products derived from wheat, corn and milo through a single integrated production process. Product group sales for the years ended June 30, are summarized as follows:

                                       2000           1999           1998
-------------------------------------------------------------------------
(in  thousands)
Wheat gluten  products               $70,912      $ 56,153       $ 42,489
Premium  wheat starch                 29,186        27,173         27,791
Alcohol products                     129,023       129,729        147,957
Flour and other mill products          2,759         3,046          5,017
-------------------------------------------------------------------------
                                    $231,880      $216,101       $223,254
=========================================================================

      NOTE 14: ADDITIONAL CASH FLOWS INFORMATION


Years ended June 30,                    2000          1999           1998
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(in thousands)
Investing and Non-cash
  Financing Activities:
  Purchase of property and
    equipment in accounts payable     $  255         $ 136          $  29
  Purchase of treasury stock
    in accounts payable                              $ 155
Additional Cash Payment Information:
  Interest paid (net of
    amount capitalized)                $1,542      $ 2,013         $1,887
  Income taxes paid
    (refunded)                         $  704      $(1,001)        $ (178)
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      NOTE 15: CONTINGENCIES

      There are various legal proceedings involving the Company and its subsidiaries. Management considers that the aggregate liabilities, if any, arising from such actions would not have a material adverse effect on the consolidated financial position or operations of the Company.

      NOTE 16: FUTURE CHANGES IN ACCOUNTING PRINCIPLES

     The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (ASFAS 133@). This statement, as amended by SFAS Nos. 137 and 138, requires all derivatives to be recorded on the balance sheet at fair value and establishes standardized accounting methodologies for hedging activities. If certain conditions are met, a derivative may be designated as a fair value or cash flow hedge. Qualifying hedges may result in recognition of offsetting changes in fair values of the hedging instrument and hedged item in the statement of income (fair value hedges) or recognition of changes in fair value of the hedging instrument in comprehensive income (cash flow hedges).

     The Company is required to adopt the statement prospectively beginning in its first quarter ending September 30, 2000. The Company cannot reasonably estimate the impact of adoption on future financial statements. However, the statement may generally have the effect of recognition of gains or losses on hedging instruments in income in periods earlier than previously recognized to the extent of hedge ineffectiveness or to the extent derivative instruments do not qualify for hedge accounting recognition under SFAS 133.


                                       36
                   Notes to Consolidated Financial Statements